MML
For Period Ending 6/30/16
File No. 811-2224

Item 77E.  Legal Proceedings


On December 7, 2010, MML Series Investment Fund was named as a defendant and putative member of the proposed defendant class of shareholders named in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company (the "Official Committee") in the U.S. Bankruptcy Court for the District of Delaware, in connection with Tribune Company's Chapter 11 bankruptcy proceeding (In re Tribune Company). The proceeding relates to a leveraged buyout ("LBO") transaction by which Tribune Company converted to a privately-held company in 2007, and the putative defendant class is comprised of beneficial owners of shares of Tribune Company who received proceeds (the "Proceeds") of the LBO. The Official Committee seeks to recover payments of those Proceeds.

The potential amounts sought to be recovered from the MML
Equity Income Fund and the MML Equity Index Fund, plus interest and the Official Committee's court costs, are approximately $4,562,800 and $207,706, respectively.

In addition, on June 2, 2011, the MML Equity Income Fund was named as a defendant in two closely related, parallel adversary proceedings brought in connection with the Tribune Company's LBO by Deutsche Bank Trust Company
Americas, in its capacity as successor indenture trustee for a certain series of Senior Notes, Law Debenture Trust Company of New York, in its capacity as successor indenture trustee for a certain series of Senior Notes, and Wilmington Trust
Company, in its capacity as successor indenture trustee for the PHONES Notes (together, the "Plaintiffs"), one in the United States District Court for the District of Massachusetts and one in the United States District Court for the District of Connecticut. The Plaintiffs also seek to recover payments of the Proceeds.

The Funds cannot predict the outcome of these proceedings. Accordingly, the Funds have not accrued any amounts related to these proceedings. If the proceedings were to be decided in a manner adverse to the Funds, or if the Funds were to enter into a settlement agreement with the Official Committee or the Plaintiffs, as applicable, the payment of such judgment or settlement could potentially have a material adverse effect on the Funds' net asset values depending on the net assets of each applicable Fund at the time of such judgment or settlement.